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Index to Exhibits, Page 12

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06037385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

SEC MAIL PROCESSING
RECEIVED
JUN 29 2006
WASH, D.C. 209 SECTION

(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2005**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004 and Supplemental Schedule as of December 31, 2005 and Report of Independent Registered Public Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Valmont Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2006

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
INVESTMENTS, at estimated fair value:		
Wells Fargo Stable Return Fund	$ 55,207,417	$ 54,225,397
INVESTMENTS, at fair value:		
Mutual Funds:		
Artisan Mid Cap Fund	6,674,950	4,983,779
Columbia Acorn USA Fund	8,425,187	5,705,108
Janus Mid Cap Value Fund	9,757,651	7,873,993
PIMCO Total Return Fund	8,749,875	7,977,483
Vanguard S & P 500 Index Fund	9,032,219	8,025,141
The Putnam Fund for Growth and Income	25,575,401	24,434,600
Putnam Voyager Fund	20,039,827	20,561,456
Putnam New Opportunities Fund	9,483,506	8,947,294
Putnam International Growth Fund	16,986,174	14,882,345
Putnam Asset Allocation Funds:		
Growth Portfolio	9,790,570	8,312,862
Balanced Portfolio	11,400,134	9,965,171
Conservative Portfolio	5,591,669	5,023,008
Valmont Industries, Inc. Common Stock	9,355,535	6,446,676
Participant Loans	6,898,425	6,606,891
	212,968,540	193,971,204
RECEIVABLES:		
Employer's contribution	-	813,907
Employees' contributions	-	119,949
Due from broker for common stock sold	4,107	17,009
NET ASSETS AVAILABLE FOR BENEFITS	$ 212,972,647	$ 194,922,069

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Investment income:		
Net appreciation in investments	$ 10,538,763	$ 12,602,657
Interest and dividends on investments	4,538,547	2,601,013
Total investment income	15,077,310	15,203,670
Contributions:		
Employer	4,467,274	4,174,410
Employee	8,799,734	8,600,458
Rollover	389,012	37,868
Total contributions	13,656,020	12,812,736
Total additions	28,733,330	28,016,406
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	10,662,231	12,325,132
Administrative fees	20,521	15,816
Total deductions	10,682,752	12,340,948
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	18,050,578	15,675,458
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	194,922,069	179,246,611
End of year	$ 212,972,647	$ 194,922,069

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) Valmont Employee Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan documents, who have completed 90 days of service from date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee of the Plan is Mercer Human Resource Services.

Contributions – Each year, participants may contribute up to 50% of annual pay on a pretax and/or after-tax basis, subject to certain Internal Revenue Code ("IRC") limitations. Participants may also make roll-over contributions representing distributions from a previous employer's qualified plan or an Individual Retirement Account (IRA). The Company also makes contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Loans to Participants – The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the Loan Fund and the investment funds.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. During 2005 and 2004, employer contributions were reduced by $249,638 and $131,325, respectively, from forfeited nonvested accounts.

Administrative Fees – Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – The bank common trust fund is valued at estimated fair value as determined by the bank based on the underlying net assets of the fund. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company stock is valued at its quoted market price. Participant loans are valued at the aggregate unpaid balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

During 2005 and 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $10,538,763 and $12,602,657 as follows:

	2005	2004
Mutual Funds	$ 9,268,982	$ 9,689,899
Bank Common Trust Fund	767,134	2,380,507
Valmont Industries, Inc. Common Stock	502,647	532,251
Net appreciation in investments	$ 10,538,763	$ 12,602,657

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc., which is affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $20,521 and $15,816 for the years ended December 31, 2005 and 2004, respectively. These payments qualify as party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 279,604 and 256,737 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $5,757,854 and $4,852,562, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income from these shares of $88,289 and $76,928, respectively.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions to their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. SUBSEQUENT EVENT

Effective June 1, 2006, the Plan changed its trustee and record keeper from Mercer Human Resource Services to Fidelity Investments.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Wells Fargo Stable Return Fund	4,945,350.243 shares	$ 55,207,417
Artisan Mid Cap Fund	215,878.078 shares	6,674,950
Columbia Acorn USA Fund	311,697.622 shares	8,425,187
Janus Mid Cap Value Fund	437,170.757 shares	9,757,651
PIMCO Total Return Fund	833,321.457 shares	8,749,875
Vanguard S & P 500 Index Fund	78,595.707 shares	9,032,219
* The Putnam Fund for Growth and Income	1,293,646.986 shares	25,575,401
* Putnam Voyager Fund	1,116,424.884 shares	20,039,827
* Putnam New Opportunities Fund	200,879.180 shares	9,483,506
* Putnam International Growth Fund	646,107.802 shares	16,986,174
* Putnam Asset Allocation Funds:		
Growth Portfolio	797,927.500 shares	9,790,570
Balanced Portfolio	1,021,517.406 shares	11,400,134
Conservative Portfolio	601,901.963 shares	5,591,669
Total Mutual Funds		196,714,580
* Valmont Industries, Inc. Common Stock	279,604 shares	9,355,535
* Participant Loans	Interest rates ranging from 5.00% to 11.88%, loans maturing 1/2006 to 12/2008	6,898,425
Total Investments		$ 212,968,540

* Represents Party-in-Interest

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 27th day of June, 2006.

By: /s/ Ann F. Ashford
Ann F. Ashford
Policy Committee Member Chairman

INDEX TO EXHIBITS

Exhibit 4.1*	— Amendment Number Five to the Valmont Employee Retirement Savings Plan
Exhibit 23*	— Consent of Deloitte and Touche LLP.

* Filed herewith.

Exhibit 4.1

AMENDMENT NUMBER FIVE TO THE
VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

The Valmont Employee Retirement Savings Plan ("Plan") is amended, as follows:

ARTICLE I

Effective April 1, 2005, Sections 4.1(b), (c) and (d) of the Plan shall be amended to read, as follows:

"(b) On behalf of each Participant who is eligible to share in matching contributions for the Plan Year, a matching contribution equal to 75% of each such Participant's Pre-Tax Savings which amount shall be deemed an Employer Non-Elective Contribution (Match); provided, however, in applying the matching percentage specified above, only salary reductions up to 6% of Annual Compensation shall be considered.

(c) No Basic Contribution (as defined in the immediately prior version of this Section 4.1(c)) shall apply subsequent to March 31, 2005.

(d) [RESERVED]"

ARTICLE II

Effective April 1, 2005, Sections 4.4(b)(2) and (3) of the Plan shall be amended to read, as follows:

"(2) With respect to the Employer Non-Elective Contribution (Match) made pursuant to Section 4.1(b), to each Participant's Account in accordance with Section 4.1(b).

(3) [RESERVED]"

ARTICLE III

Effective March 28, 2005, Section 6.4(a) of the Plan shall be amended to read, as follows:

"(a) If a Participant's employment with the Employer is terminated for any reason other than death, Total and Permanent Disability or retirement, such Participant shall be entitled to such benefits as are provided hereinafter pursuant to this Section 6.4.

Distribution of the funds due to a Terminated Participant shall be made on the occurrence of an event which would result in the distribution had the Terminated Participant remained in the employ of the Employer (upon the Participant's death, Total and Permanent Disability, Early or Normal Retirement). However, at the election of the Participant, the Administrator shall direct the Trustee to cause the entire Vested portion of the Terminated Participant's Combined Account to be payable to such Terminated Participant. Any distribution under this paragraph shall be made in a manner which is consistent with and satisfies the provisions of Section 6.5, including, but not limited to, all notice and consent requirements of Code Section 411(a)(11) and the Regulations thereunder.

For distributions made prior to March 28, 2005, if the value of a Terminated Participant's Vested benefit derived from Employer and Employee contributions (including accumulated Qualified Voluntary Employee Contributions) does not exceed $5,000 ($3,500 for Plan Years beginning prior to August 6, 1997), the Administrator shall direct the Trustee to cause the entire Vested benefit to be paid to such Participant in a single lump sum.

For distributions made on or after March 28, 2005, the following shall apply:

(i) if the value of a Terminated Participant's Vested benefit derived from Employer and Employee contributions (including accumulated Voluntary Employee Contributions) does not exceed $1,000, the Administrator shall direct the Trustee to cause the entire Vested benefit to be paid to such Participant in a single lump sum.

(ii) if the value of a Terminated Participant's Vested benefit derived from Employer and Employee contributions (including accumulated Voluntary Employee Contributions) exceeds $1,000, but does not exceed $5,000 and, if the Participant does not elect to have distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with this Plan, the Administrator shall direct the Trustee to pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator.

For purposes of this Section 6.4, if the value of a Terminated Participant's Vested benefit is less than ten dollars, the Terminated Participant shall be deemed to have received a distribution of such Vested benefit."

ARTICLE IV

Effective April 1, 2005, Section 4.4(e) of the Plan shall be amended to read, as follows:

"(e) [RESERVED]"

IN WITNESS WHEREOF, this Amendment has been executed on the date set forth below.

VALMONT INDUSTRIES, INC.

BY: [signature] 2/28/05
Date

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-57117 and 333-83251 of Valmont Industries, Inc. on Form S-8 of our report dated June 27, 2006, appearing in this Annual Report on Form 11-K of the Valmont Employee Retirement Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2006